# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rent the Runway, Inc., CIK 0001468327
CUSIP: 76010Y202
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 10 Jay Street, Brooklyn, New York (NY), 11201
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001467825

## Reporting persons
- Highland Management Partners VIII Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 212,820; sole dispositive power 0; shared dispositive power 212,820; aggregate amount beneficially owned 212,820 (0.6% of the class)
  Comment: (1) These shares are held of record by Highland VIII, Highland VIII-B and Highland VIII-C (each as defined in Item 2(a) of the Original Schedule 13G (as defined below)). HMP VIII Ltd (as defined in Item 2(a) of the Original Schedule 13G) is the sole general partner of HMP VIII LP (as defined in Item 2(a) of the Original Schedule 13G), which is the sole general partner of each of Highland VIII, Highland VIII-B and Highland VIII-C. Each of HMP VIII Ltd and HMP VIII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova, Paul Maeder and Corey Mulloy are the directors of HMP VIII Ltd and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  (2) This percentage is calculated based on 33,390,904 shares of Class A Common Stock outstanding as of December 5, 2025, as reported by the Issuer in its Form 10-Q for the quarter ended October 31, 2025, filed with the United States Securities and Exchange Commission on December 12, 2025 (the Form 10-Q).
- Highland Management Partners VIII Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 212,820; sole dispositive power 0; shared dispositive power 212,820; aggregate amount beneficially owned 212,820 (0.6% of the class)
  Comment: (1) These shares are held of record by Highland VIII, Highland VIII-B and Highland VIII-C. HMP VIII Ltd is the sole general partner of HMP VIII LP, which is the sole general partner of each of Highland VIII, Highland VIII-B and Highland VIII-C. Each of HMP VIII Ltd and HMP VIII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova, Paul Maeder and Corey Mulloy are the directors of HMP VIII Ltd and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  (2) This percentage is calculated based on 33,390,904 shares of Class A Common Stock outstanding as of December 5, 2025, as reported by the Issuer in its Form 10-Q.
- Highland Capital Partners VIII Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 154,428; sole dispositive power 0; shared dispositive power 154,428; aggregate amount beneficially owned 154,428 (0.5% of the class)
  Comment: (1) These shares are held of record by Highland VIII. HMP VIII Ltd is the sole general partner of HMP VIII LP, which is the sole general partner of Highland VIII. Each of HMP VIII Ltd and HMP VIII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova, Paul Maeder and Corey Mulloy are the directors of HMP VIII Ltd and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  (2) This percentage is calculated based on 33,390,904 shares of Class A Common Stock outstanding as of December 5, 2025, as reported by the Issuer in its Form 10-Q.
- Highland Capital Partners VIII-B Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,394; sole dispositive power 0; shared dispositive power 2,394; aggregate amount beneficially owned 2,394 (0% of the class)
  Comment: (1) These shares are held of record by Highland VIII-B. HMP VIII Ltd is the sole general partner of HMP VIII LP, which is the sole general partner of Highland VIII-B. Each of HMP VIII Ltd and HMP VIII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova, Paul Maeder and Corey Mulloy are the directors of HMP VIII Ltd and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  (2) This percentage is calculated based on 33,390,904 shares of Class A Common Stock outstanding as of December 5, 2025, as reported by the Issuer in its Form 10-Q.
- Highland Capital Partners VIII-C Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 55,998; sole dispositive power 0; shared dispositive power 55,998; aggregate amount beneficially owned 55,998 (0.2% of the class)
  Comment: (1) These shares are held of record by Highland VIII-C. HMP VIII Ltd is the sole general partner of HMP VIII LP, which is the sole general partner of Highland VIII-C. Each of HMP VIII Ltd and HMP VIII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova, Paul Maeder and Corey Mulloy are the directors of HMP VIII Ltd and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  (2) This percentage is calculated based on 33,390,904 shares of Class A Common Stock outstanding as of December 5, 2025, as reported by the Issuer in its Form 10-Q.
- Highland Leaders Fund I GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 42,398; sole dispositive power 0; shared dispositive power 42,398; aggregate amount beneficially owned 42,398 (0.1% of the class)
  Comment: (1) These shares are held of record by HLF I (as defined in Item 2(a) of the Original Schedule 13G). HLF I GP LLC (as defined in Item 2(a) of the Original Schedule 13G) is the sole general partner of HLF I GP LP (as defined in Item 2(a) of the Original Schedule 13G), which is the sole general partner of HLF I. Each of HLF I GP LLC and HLF I GP LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova, Paul Maeder, Corey Mulloy and Craig Driscoll are the managing members of HLF I GP LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  (2) This percentage is calculated based on 33,390,904 shares of Class A Common Stock outstanding as of December 5, 2025, as reported by the Issuer in its Form 10-Q.
- Highland Leaders Fund I GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 42,398; sole dispositive power 0; shared dispositive power 42,398; aggregate amount beneficially owned 42,398 (0.1% of the class)
  Comment: (1) These shares are held of record by HLF I. HLF I GP LLC is the sole general of HLF I GP LP, which is the sole general partner of HLF I. Each of HLF I GP LLC and HLF I GP LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova, Paul Maeder, Corey Mulloy and Craig Driscoll are the managing members of HLF I GP LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  (2) This percentage is calculated based on 33,390,904 shares of Class A Common Stock outstanding as of December 5, 2025, as reported by the Issuer in its Form 10-Q.
- Highland Leaders Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 42,398; sole dispositive power 0; shared dispositive power 42,398; aggregate amount beneficially owned 42,398 (0.1% of the class)
  Comment: (1) These shares are held of record by HLF I. HLF I GP LLC is the sole general of HLF I GP LP, which is the sole general partner of HLF I. Each of HLF I GP LLC and HLF I GP LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova, Paul Maeder, Corey Mulloy and Craig Driscoll are the managing members of HLF I GP LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  (2) This percentage is calculated based on 33,390,904 shares of Class A Common Stock outstanding as of December 5, 2025, as reported by the Issuer in its Form 10-Q.

## Item 1. Issuer
Name of issuer: Rent the Runway, Inc.
Address of issuer's principal executive offices: The information set forth in Item 1 of the Original 13G is incorporated herein by reference.

## Item 2. Person Filing
Name of person filing: The information set forth in Item 2 of the Original 13G is incorporated herein by reference.
Address of principal business office or, if none, residence: The information set forth in Item 2 of the Original 13G is incorporated herein by reference.
Citizenship: The information set forth in Item 2 of the Original 13G is incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding footnotes.*
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The information set forth in Item 6 of the Original 13G is incorporated herein by reference.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Highland Management Partners VIII Limited: /s/ Jessica Healey, Authorized Officer (02/11/2026)
- Highland Management Partners VIII Limited Partnership: By: Highland Management Partners VIII Limited, its general partner; /s/ Jessica Healey, Authorized Officer (02/11/2026)
- Highland Capital Partners VIII Limited Partnership: By: Highland Management Partners VIII Limited Partnership, its general partner; By: Highland Management Partners VIII Limited, its general partner;, Authorized Officer (02/11/2026)
- Highland Capital Partners VIII Limited Partnership: /s/ Jessica Healey, Authorized Officer (02/11/2026)
- Highland Capital Partners VIII-B Limited Partnership: By: Highland Management Partners VIII Limited Partnership, its general partner; By: Highland Management Partners VIII Limited, its general partner;, Authorized Officer (02/11/2026)
- Highland Capital Partners VIII-B Limited Partnership: /s/ Jessica Healey, Authorized Officer (02/11/2026)
- Highland Capital Partners VIII-C Limited Partnership: By: Highland Management Partners VIII Limited Partnership, its general partner; By: Highland Management Partners VIII Limited, its general partner;, Authorized Officer (02/11/2026)
- Highland Capital Partners VIII-C Limited Partnership: /s/ Jessica Healey, Authorized Officer (02/11/2026)
- Highland Leaders Fund I GP, LLC: /s/ Jessica Healey, Authorized Officer (02/11/2026)
- Highland Leaders Fund I GP, L.P.: By: Highland Leaders Fund I GP, LLC, its general partner; /s/ Jessica Healey, Authorized Officer (02/11/2026)
- Highland Leaders Fund I, L.P.: By: Highland Leaders Fund I GP, L.P., its general partner; By: Highland Leaders Fund I GP, LLC, its general partner; /s/ Jessica Healey, Authorized Officer (02/11/2026)
Comment: Note: This Amendment No. 3 (this "Amendment") amends and supplements the Schedule 13G originally filed by the Reporting Persons with the United States Securities and Exchange Commission (the "Commission") on February 10, 2022, as amended by Amendment No. 1 filed with the Commission on February 9, 2024 and Amendment No. 2 filed with the Commission on February 14, 2025 (the "Original Schedule 13G"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.